Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the use in this Amendment No. 2 to Registration Statement No. 333-140390 of our report dated March 15, 2007 (April 9, 2007 as to paragraph 16 of Note 12, Note 26 and Note 27) on the financial statements and financial statement schedule of Cinemark Holdings, Inc. and Subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for share-based compensation required under Statement of Financial Accounting Standard No. 123(R), Share Based Payment) , appearing in the prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” appearing in such prospectus.

/s/ Deloitte & Touche LLP
Dallas, Texas
April 9, 2007